PIMCO Flexible Municipal Income Fund

1633 Broadway

New York, New York 10019

November 29, 2018

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	PIMCO Flexible Municipal Income Fund (the “Fund”)

File Nos. 333-221829 and 811-23314

Registration Statement of the Fund on Form N-2, filed on November 29, 2018 pursuant to Rule 486(a) under the Securities Act of 1933, as amended (the “Securities Act”), relating to Class A-1 shares of the Fund

Dear Ms. Dubey:

Pursuant to Rule 461 under the Securities Act, the Fund respectfully requests that the effectiveness of the above-referenced registration statement (the “Registration Statement”) on Form N-2, filed pursuant to Rule 486(a) under the Securities Act, be accelerated to 9:00 a.m. on November 30, 2018 or as soon thereafter as practicable.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the Securities Act.

Please call Nathan Briggs of Ropes & Gray LLP at (202) 626-3909 as soon as the Registration Statement has been declared effective.

Very truly yours,

PIMCO Flexible Municipal Income Fund

By: /s/ Eric D. Johnson

Name: Eric D. Johnson

Title: Vice President

cc:	Nathan Briggs
Joshua Ratner, Esq.
Wu-Kwan Kit, Esq.
David C. Sullivan, Esq.

PIMCO Investments LLC

1633 Broadway

New York, New York 10019

November 29, 2018

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	PIMCO Flexible Municipal Income Fund (the “Fund”)

File Nos. 333-221829 and 811-23314

Registration Statement of the Fund on Form N-2, filed on November 29, 2018 pursuant to Rule 486(a) under the Securities Act of 1933, as amended (the “Securities Act”), relating to Class A-1 shares of the Fund

Dear Ms. Dubey:

The undersigned, as distributor of the Fund, hereby joins in the Fund’s request that the effectiveness of the above-referenced registration statement on Form N-2 be accelerated to 9:00 a.m. on November 30, 2018, or as soon thereafter as practicable.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the Securities Act of 1933.

Very truly yours,

PIMCO Investments LLC

By: /s/ Eric Sutherland

Name: Eric Sutherland

Title: President

cc:	Nathan Briggs
Wu-Kwan Kit, Esq.
David C. Sullivan, Esq.